UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LIBERTY GLOBAL, INC.
(Name of Subject Company (Issuer))
LIBERTY GLOBAL, INC.
(Name of Filing Person (Offeror/ Issuer))
SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
SERIES C COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
53055101 (SERIES A COMMON STOCK)
53055309 (SERIES C COMMON STOCK)
(CUSIP Number of Class of Securities)

Elizabeth M. Markowski
Senior Vice President and Secretary
Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(303) 220-6600
(Name, address, and telephone numbers of person authorized to
receive notices and communications on behalf of filing persons)	Copy to: Robert W. Murray Jr. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112-4498 (212) 408-2500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$250,000,000‡	$26,750

$250,000,004‡‡	$26,750

*	Estimated for the purposes of calculating the filing fees only, these amounts are based on the purchase of 10,000,000 shares of Series A common stock at the tender offer price of $25.00 per share and the purchase of 10,288,066 shares of Series C common stock at the tender offer price of $24.30 per share, respectively.

‡	Offer to purchase up to 10,000,000 shares of Series A common stock.

‡‡	Offer to purchase up to 10,288,066 shares of Series C common stock.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.
      Amount Previously Paid: $53,500
      Form or Registration No.: Schedule TO
      Filing Party: Liberty Global, Inc.
      Date Filed: May 18, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

     This Amendment No. 3 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”) initially filed on May 18, 2006, and amended on May 23, 2006 and June 5, 2006, by Liberty Global, Inc., a Delaware corporation (“Liberty Global”), in connection with its offers to purchase up to 10,000,000 shares of its Series A common stock, par value $0.01 per share, and up to 10,288,066 shares of its Series C common stock, par value $0.01 per share. The terms of such offers are set forth in the offer to purchase dated May 18, 2006, as amended and restated on June 5, 2006, and the related letter of transmittal (which together, as may be amended or supplemented from time to time, constitute each tender offer).
      This Amendment is being filed (i) to amend and supplement Item 11 of the Schedule TO to incorporate the press release dated June 16, 2006 (the “Press Release”) that announced that each tender offer was oversubscribed and the expiration of the tender offers, and (ii) to file the Press Release as an exhibit under Item 12 of the Schedule TO.

Item 11.	Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
      On June 16, 2006, Liberty Global issued a press release announcing that each tender offer was oversubscribed and the expiration of the tender offers at 5:00 p.m., New York City time, on Thursday on June 15, 2006. A copy of the press release is filed as Exhibit (a)(5)(e) to the Schedule TO (by incorporation by reference to Exhibit 99.1 to Liberty Global’s Current Report on Form 8-K, filed on June 16, 2006) and is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit
Number	Description

(a)(5)(e)	Press Release dated June 16, 2006 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on June 16, 2006).

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SIGNATURE
      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY GLOBAL, INC.

By:	/s/ Elizabeth M. Markowski

Name: Elizabeth M. Markowski

Title:	Senior Vice President, General Counsel

and Secretary
Date: June 16, 2006

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EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated May 18, 2006, as amended and restated as of June 5, 2006.***
(a)(1)(ii)	Letter of Transmittal, as amended and restated as of June 5, 2006.***
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(v)	Form W-8BEN and Instructions for Form W-8BEN.*
(a)(1)(vi)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series A common stock).**
(a)(1)(vii)	Letter to Participants in the Liberty Global 401(k) Savings and Stock Ownership Plan (shares of Series C common stock).**
(a)(1)(ix)	Guide for Plan Participants in the Liberty Global 401(k) Savings Plan Puerto Rico regarding the Tender Offer of Liberty Global, Inc.*
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter from Information Agent to Brokers.*
(b) Letter from Brokers to Clients.*
(c) Press Release dated May 16, 2006 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on May 16, 2006).
(d) Form of Summary Advertisement.*
(e) Press Release dated June 16, 2006 (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on June 16, 2006).
(b)	Not Applicable.
(d)(1)	Liberty Global, Inc. 2005 Incentive Plan (As Amended and Restated Effective March 8, 2006) (the “Incentive Plan”) (incorporated by reference to Exhibit 10.1 to Registrant’s Annual Report on Form 10-K, filed on March 14, 2006 (File No. 000-51360) (the “2005 Form 10-K”)).
(d)(2)	Form of the Non-Qualified Stock Option Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on August 19, 2005 (File No. 000-51360) (the “Incentive Plan 8-K”)).
(d)(3)	Form of Stock Appreciation Rights Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.2 to the Incentive Plan 8-K).
(d)(4)	Form of Restricted Shares Agreement under the Incentive Plan (incorporated by reference to Exhibit 99.3 to the Incentive Plan 8-K).
(d)(5)	Non-Qualified Stock Option Agreement, dated as of June 7, 2004, between John C. Malone and the Registrant (as assignee of LMI) under the Incentive Plan (the “Malone Award Agreement”) (incorporated by reference to Exhibit 7(A) to Mr. Malone’s Schedule 13D/A (Amendment No. 1) with respect to LMI’s common stock, filed on July 14, 2004 (File No. 005-79904)).
(d)(6)	Form of Amendment to the Malone Award Agreement (incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K, filed on December 27, 2005 (File No. 000-51360) (the “409A 8-K”)).
(d)(7)	Liberty Global, Inc. 2005 Nonemployee Director Incentive Plan (as Amended and Restated Effective March 8, 2006) (the “Director Plan”) (incorporated by reference to Exhibit 10.7 to the 2005 Form 10-K).

Exhibit
Number	Description

(d)(8)	Form of Non-Qualified Stock Option Agreement under the Director Plan (incorporated by reference to Exhibit 10.3 to the Merger 8-K).
(d)(9)	Liberty Global, Inc. Compensation Policy for Nonemployee Directors (as Amended and Restated Effective March 8, 2006) (incorporated by reference to Exhibit 10.9 to the 2005 Form 10-K).
(d)(10)	Liberty Media International, Inc. Transitional Stock Adjustment Plan (the “Transitional Plan”) (incorporated by reference to Exhibit 4.5 to LMI’s Registration Statement on Form S-8, filed on June 23, 2004 (File No. 333-116790)).
(d)(11)	Form of Non-Qualified Stock Option Exercise Price Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.1 to the 409A 8-K).
(d)(12)	Form of Non-Qualified Stock Option Amendment under the Transitional Plan (incorporated by reference to Exhibit 99.2 to the 409A 8-K).
(d)(13)	UnitedGlobalCom, Inc. (“UGC”) Equity Incentive Plan (amended and restated effective October 17, 2003) (incorporated by reference to Exhibit 10.9 to UGC’s Annual Report on Form 10-K, filed on March 15, 2004 (File No. 000-49658) (the “UGC 2003 10-K”)).
(d)(14)	UnitedGlobalCom, Inc. 1993 Stock Option Plan (amended and restated effective January 22, 2004) (incorporated by reference to Exhibit 10.6 to the UGC 2003 10-K).
(d)(15)	Form of Amendment to Stock Appreciation Rights Agreement under the UnitedGlobalCom, Inc. 2003 Equity Incentive Plan (Amended and Restated October 17, 2003) (incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K, filed on December 6, 2005 (File No. 000-51360)).
(d)(16)	Stock Option Plan for Non-Employee Directors of UGC, effective June 1, 1993, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.7 to the UGC 2003 10-K).
(d)(17)	Stock Option Plan for Non-Employee Directors of UGC, effective March 20, 1998, amended and restated as of January 22, 2004 (incorporated by reference to Exhibit 10.8 to the UGC 2003 10-K).
(d)(18)	UIH Latin America, Inc. Stock Option Plan, effective June 6, 1999 (as amended December 6, 2000) (incorporated by reference to Exhibit 10.89 to UGC’s Amendment No. 10 to its Registration Statement on Form S-1 filed on December 11, 2003 (File No. 333-82776)).
(d)(19)	Indenture dated as of April 6, 2004, by and between UnitedGlobalCom, Inc. and The Bank of New York (incorporated by reference to Exhibit 4.1 to UGC’s Current Report on Form 8-K, filed on April 7, 2004 (File No. 000-49658).
(d)(20)	Amended and Restated Stockholders’ Agreement, dated as of May 21, 2004, among the Registrant, Liberty Media International Holdings, LLC, Robert R. Bennett, Miranda Curtis, Graham Hollis, Yasushige Nishimura, Liberty Jupiter, Inc., and, solely for purposes of Section 9 thereof, Liberty Media Corporation (incorporated by reference to Exhibit 10.23 to Amendment No. 1 to Liberty Media International, Inc.’s Registration Statement on Form 10, filed on May 25, 2004 (File No. 000-50671)).
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed on Schedule TO on May 18, 2006.

**	Previously filed on Amendment No. 1 to Schedule TO on May 23, 2006.

***	Previously filed on Amendment No. 2 to Schedule TO on June 5, 2006.